UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33822 / March 24, 2020

In the Matter of

PROSPECT CAPITAL MANAGEMENT L.P., ET AL.
10 East 40th Street, 42nd Floor
New York, NY 10016

(812-15037)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT, AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Prospect Capital Management L.P., Priority Senior Secured Income Management, LLC and
Priority Income Fund, Inc. filed an application on May 28, 2019 and amended the application on
September 17, 2019 and December 10, 2019, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") granting an exemption from sections 18(a)(2),
18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the Act, granting an exemption from
rule 23c-3 under the Act; and pursuant to section 17(d) of the Act and rule 17d-1 under the Act.
The order permits certain registered closed-end management investment companies to issue
multiple classes of shares and to impose early withdrawal charges and asset-based distribution
fees and/or service fees with respect to certain classes.

On February 19, 2020, a notice of the filing of the application was issued (Investment Company
Act Release No. 33800). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the relief requested pursuant to section 23(c)(3) will be consistent with the
protection of investors and will ensure that applicants do not unfairly discriminate against any
holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and does not involve participation on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Prospect Capital Management L.P, *et al*. (File No. 812-15037),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary